UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

# Financial Performance 2Q23

*FPSO Almirante Barroso*
*1st oil in May 2023*

Petrobras financial performance in 2Q23

Rio de Janeiro, August 03, 2023

Main achievements:

  Robust recurring EBITDA of US$ 11.7 billion, a 19% decrease compared to 1Q23, mainly influenced by international diesel crack spreads, which declined more than 40% QoQ
  Gross debt under control at US$ 58 billion, even after the increase in leases due to the startup of chartered FPSOs Anna Nery and Almirante Barroso
  Cash generation resilience: Operating Cash Flow of US$ 9.6 billion
  Return to society with payment of R$ 56.1 billion in taxes
  New pre-salt production record with 2.06 MMboed in 2Q23, representing 78% of Petrobras total production in the quarter
  New units: start-up in May 2023 of FPSO Anna Nery, in Marlim, and FPSO Almirante Barroso, in Búzios field. FPSO Anita Garibaldi in Marlim, with mooring activities completed and expected to start operations in 3Q23
  Refining utilization factor: 93% in 2Q23, the highest level since 3Q15, with diesel, gasoline, and jet fuel production representing 67% of the total
  Sales records: diesel S10 accounting for 62.2% of total diesel sales. Highest gasoline sales in the year’s first half in 6 years
  Maritime sustainability: beginning of testing of maritime fuel with 24% renewable content and the first contract for a hybrid support vessel
  First sustainable decomissioning auction for P-32 platform

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2Q23 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information revised by independent auditors in accordance with international accounting standard IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board (IASB).

2

Main items

Table 1 - Main items*

						Variation (%)
R$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 X 1Q23	2Q23 X 2Q22	1H23 X 1H22
Sales revenues	113,840	139,068	170,960	252,908	312,601	(18.1)	(33.4)	(19.1)
Gross profit	57,681	73,311	95,861	130,992	170,627	(21.3)	(39.8)	(23.2)
Operating expenses	(15,604)	(13,295)	627	(28,899)	(10,557)	17.4	−	173.7
Consolidated net income (loss) attributable to the shareholders of Petrobras	28,782	38,156	54,330	66,938	98,891	(24.6)	(47.0)	(32.3)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	28,789	38,043	44,885	66,832	88,232	(24.3)	(35.9)	(24.3)
Net cash provided by operating activities	47,751	53,759	71,804	101,510	124,628	(11.2)	(33.5)	(18.5)
Free cash flow	33,315	41,126	63,372	74,441	103,809	(19.0)	(47.4)	(28.3)
Adjusted EBITDA	56,690	72,497	98,260	129,187	175,970	(21.8)	(42.3)	(26.6)
Recurring adjusted EBITDA*	58.171	75.045	99.337	133.217	177.551	(22,5)	(41,4)	(25,0)
Gross debt (US$ million)	57,971	53,349	53,577	57,971	53,577	8.7	8.2	8.2
Net debt (US$ million)	42,177	37,588	34,435	42,177	34,435	12.2	22.5	22.5
Net debt/LTM Adjusted EBITDA ratio **	0.74	0.58	0.60	0.74	0.60	27.6	23.3	23.3
Average commercial selling rate for U.S. dollar	4.95	5.19	4.92	5.07	5.08	(4.6)	0.6	(0.2)
Brent crude (US$/bbl)	78.39	81.27	113.78	79.83	107.59	(3.5)	(31.1)	(25.8)
Domestic basic oil by-products price (R$/bbl)	475.28	568.99	665.50	521.47	605.42	(16.5)	(28.6)	(13.9)
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.80	0.70	-	-	14.3
ROCE (Return on Capital Employed)	12.8%	15.7%	12.8%	12.8%	12.8%	-2,9 p.p.	0 p.p.	0 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

* *Ratio calculated in USD

3

Consolidated results

Net revenues

Table 2 – Net revenues by products

						Variation (%)
R$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 X 1Q23	2Q23 X 2Q22	1H23 X 1H22
Diesel	35,099	43,150	52,603	78,249	91,478	(18.7)	(33.3)	(14.5)
Gasoline	18,700	19,189	21,187	37,889	40,591	(2.5)	(11.7)	(6.7)
Liquefied petroleum gas (LPG)	4,712	4,829	7,074	9,541	13,246	(2.4)	(33.4)	(28.0)
Jet fuel	5,461	7,302	6,899	12,763	12,075	(25.2)	(20.8)	5.7
Naphtha	2,132	2,485	3,555	4,617	6,737	(14.2)	(40.0)	(31.5)
Fuel oil (including bunker fuel)	1,294	1,486	1,734	2,780	3,645	(12.9)	(25.4)	(23.7)
Other oil products	5,584	5,633	7,949	11,217	14,599	(0.9)	(29.8)	(23.2)
Subtotal oil products	72,982	84,074	101,001	157,056	182,371	(13.2)	(27.7)	(13.9)
Natural gas	7,083	7,927	9,649	15,010	18,677	(10.6)	(26.6)	(19.6)
Crude oil	6,756	7,016	13,251	13,772	22,398	(3.7)	(49.0)	(38.5)
Renewables and nitrogen products	122	109	466	231	809	11.9	(73.8)	(71.4)
Revenues from non-exercised rights	1,072	1,142	834	2,214	1,373	(6.1)	28.5	61.3
Electricity	756	570	534	1,326	2,087	32.6	41.6	(36.5)
Services, agency and others	1,394	1,267	1,508	2,661	2,747	10.0	(7.6)	(3.1)
Total domestic market	90,165	102,105	127,243	192,270	230,462	(11.7)	(29.1)	(16.6)
Exports	21,950	35,014	40,401	56,964	75,511	(37.3)	(45.7)	(24.6)
Crude oil	14,416	28,809	27,589	43,225	52,632	(50.0)	(47.7)	(17.9)
Fuel oil (including bunker fuel)	6,580	5,372	11,224	11,952	21,089	22.5	(41.4)	(43.3)
Other oil products and other products	954	833	1,588	1,787	1,790	14.5	(39.9)	(0.2)
Sales abroad (*)	1,725	1,949	3,316	3,674	6,628	(11.5)	(48.0)	(44.6)
Total foreign market	23,675	36,963	43,717	60,638	82,139	(35.9)	(45.8)	(26.2)
Total	113,840	139,068	170,960	252,908	312,601	(18.1)	(33.4)	(19.1)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports

In 2Q23, net revenues fell 18% compared to 1Q23, largely due to the 4% depreciation of Brent prices, declines in international diesel crack spreads above 40%, in addition to lower export revenues.

Revenues from oil products in the domestic market fell 13% in 2Q23 as a result of the average 17% reduction in oil product prices, reflecting the fall in international prices. This effect was partially offset by higher volumes, especially due to the increased competitiveness of gasoline against our customers' main supply alternatives. The decrease in natural gas revenues was mainly due to lower prices, as a consequence of contractual readjustments with distributors as of May 2023.

There was a 37% decrease in export revenues compared to 1Q23, mainly explained by the 50% fall in oil export revenues. This was largely due to the decrease in exports volumes in 2Q23, caused by the increase in refinery processing and the realization in 1Q23 of exports from previous periods. In addition, the depreciation of Brent between the periods contributed to the drop in revenues. This effect was partially offset by higher revenues from fuel oil exports, for which demand was higher in 2Q23.

During 2Q23, the principal traded products remained diesel and gasoline, which accounted for approximately 74% of the revenue generated from the sale of oil products.

4

Graph 1 – Oil products sales revenues 2Q23 – domestic market

Noteworthy in exports is Petrobras first oil sale to Greece, totaling 1 million barrels. The sale results from the continuous development of markets for pre-salt oils in Europe, which was boosted with the change in oil flows as a result of the war in Ukraine.

In 2Q23, export volumes were diversified among different destinations, as presented below:

Table 3 – Destination of oil exports				Table 4 – Destination of exports of oil products

Country	2Q23	1Q23	2Q22	Country	2Q23	1Q23	2Q22
China	28%	42%	15%	Singapore	50%	63%	55%
Europe	20%	26%	39%	USA	37%	18%	26%
Latam	26%	22%	24%	Others	13%	19%	19%
USA	14%	2%	8%
Asia (Ex China)	11%	9%	12%
Caribbean	0%	0%	2%

Cost of goods sold *

Table 5 – Cost of goods sold

						Variation (%)
R$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 X 1Q23	2Q23 X 2Q22	1H23 X 1H22
Acquisitions	(21,598)	(25,381)	(26,649)	(46,979)	(50,856)	(14.9)	(19.0)	(7.6)
Crude oil imports	(10,335)	(13,860)	(12,930)	(24,195)	(21,738)	(25.4)	(20.1)	11.3
Oil products imports	(7,760)	(9,413)	(8,901)	(17,173)	(15,913)	(17.6)	(12.8)	7.9
Natural gas imports	(3,503)	(2,108)	(4,818)	(5,611)	(13,205)	66.2	(27.3)	(57.5)
Production	(32,094)	(37,166)	(44,117)	(69,260)	(83,229)	(13.6)	(27.3)	(16.8)
Crude oil	(26,812)	(32,464)	(37,139)	(59,276)	(69,338)	(17.4)	(27.8)	(14.5)
Production taxes	(12,280)	(14,078)	(20,327)	(26,358)	(36,889)	(12.8)	(39.6)	(28.5)
Other costs	(14,532)	(18,386)	(16,812)	(32,918)	(32,449)	(21.0)	(13.6)	1.4
Oil products	(2,787)	(2,283)	(3,152)	(5,070)	(6,412)	22.1	(11.6)	(20.9)
Natural gas	(2,495)	(2,419)	(3,826)	(4,914)	(7,479)	3.1	(34.8)	(34.3)
Production taxes	(455)	(477)	(1,282)	(932)	(2,492)	(4.6)	(64.5)	(62.6)
Other costs	(2,040)	(1,942)	(2,544)	(3,982)	(4,987)	5.0	(19.8)	(20.2)
Services, electricity, operations abroad and others	(2,467)	(3,210)	(4,333)	(5,677)	(7,889)	(23.1)	(43.1)	(28.0)
Total	(56,159)	(65,757)	(75,099)	(121,916)	(141,974)	(14.6)	(25.2)	(14.1)

In 2Q23, cost of goods sold decreased 15% compared to 1Q23, reflecting the decrease in costs of oil and oil products imports, due to lower prices and lower volumes of oil imports. This impact was partially offset by higher LNG (liquefied natural gas) import costs, which were necessary to balance the reduction in Bolivian gas supply.

* Managerial information (non-audited).

5

In addition, the decrease in oil production and the fall in government take, due to the devaluation of Brent, also contributed to the reduction in costs of goods sold in 2Q23.

The increase in the volume of sales of oil products in the domestic market was met by higher production at the refineries, which was the main driver for the increase in the production costs of oil products in 2Q23.

Operating expenses

Table 6 – Operating expenses

						Variation (%)
R$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 X 1Q23	2Q23 X 2Q22	1H23 X 1H22
Selling, General and Administrative Expenses	(7,868)	(8,199)	(7,725)	(16,067)	(15,443)	(4.0)	1.9	4.0
Selling expenses	(5,947)	(6,344)	(6,136)	(12,291)	(12,295)	(6.3)	(3.1)	(0.0)
Materials, third-party services, freight, rent and other related costs	(5,070)	(5,329)	(4,922)	(10,399)	(9,889)	(4.9)	3.0	5.2
Depreciation, depletion and amortization	(764)	(777)	(1,066)	(1,541)	(2,104)	(1.7)	(28.3)	(26.8)
Allowance for expected credit losses	21	(107)	(30)	(86)	(70)	−	−	22.9
Employee compensation	(134)	(131)	(118)	(265)	(232)	2.3	13.6	14.2
General and administrative expenses	(1,921)	(1,855)	(1,589)	(3,776)	(3,148)	3.6	20.9	19.9
Employee compensation	(1,209)	(1,189)	(1,060)	(2,398)	(2,096)	1.7	14.1	14.4
Materials, third-party services, rent and other related costs	(555)	(529)	(411)	(1,084)	(814)	4.9	35.0	33.2
Depreciation, depletion and amortization	(157)	(137)	(118)	(294)	(238)	14.6	33.1	23.5
Exploration costs	(945)	(817)	(196)	(1,762)	(604)	15.7	382.1	191.7
Research and Development	(850)	(800)	(1,080)	(1,650)	(2,161)	6.3	(21.3)	(23.6)
Other taxes	(1,632)	(1,039)	(455)	(2,671)	(766)	57.1	258.7	248.7
Impairment of assets	(1,946)	(16)	(847)	(1,962)	(843)	12062.5	129.8	132.7
Other income and expenses, net	(2,363)	(2,424)	10,930	(4,787)	9,260	(2.5)	−	−
Total	(15,604)	(13,295)	627	(28,899)	(10,557)	17.4	−	173.7

In 2Q23, operating expenses increased 17% vs. 1Q23, mainly reflecting higher impairment expenses (-R$ 1.9 billion), mainly related to the 2nd train of RNEST (due to increased project scope, increased discount rate and appreciation of the BRL, but with the project still resilient and presenting positive NPV), and higher tax expenses (-R$ 0.6 billion), as a result of the tax on oil exports, which was in force for 4 months from March 2023.

In 2Q23, selling expenses decreased by 6%, because of lower logistics expenses due to the decrease in oil export volumes. However, this was partially offset by higher fuel oil exports.

In other operating revenues, the highlight in 2Q23 was the higher capital gains from asset sales (+R$ 0.8 billion), mainly related to the closing of the Potiguar and Norte Capixaba clusters.

6

Adjusted EBITDA

In 2Q23, Adjusted EBITDA was R$ 56.7 billion, a decrease of 22% compared to 1Q23. This drop was mainly attributed to the Brent depreciation, declines in international diesel crack spreads above 40%, lower oil exports and higher LNG imports (from 0 in 1Q23 to 3 MMm³/d in 2Q23).

Financial results

Table 7 – Financial results

						Variation (%)
R$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 X 1Q23	2Q23 X 2Q22	1H23 X 1H22
Finance income	2,553	2,419	3,054	4,972	4,414	5.5	(16.4)	12.6
Income from investments and marketable securities (Government Bonds)	2,101	1,732	1,821	3,833	2,665	21.3	15.4	43.8
Other finance income	452	687	1,233	1,139	1,749	(34.2)	(63.3)	(34.9)
Finance expenses	(4,295)	(4,387)	(4,691)	(8,682)	(8,660)	(2.1)	(8.4)	0.3
Interest on finance debt	(2,537)	(2,812)	(3,396)	(5,349)	(6,180)	(9.8)	(25.3)	(13.4)
Unwinding of discount on lease liabilities	(1,973)	(1,862)	(1,644)	(3,835)	(3,170)	6.0	20.0	21.0
Discount and premium on repurchase of debt securities	−	−	(404)	−	(538)	−	−	−
Capitalized borrowing costs	1,573	1,408	1,464	2,981	2,708	11.7	7.4	10.1
Unwinding of discount on the provision for decommissioning costs	(1,085)	(1,099)	(675)	(2,184)	(1,357)	(1.3)	60.7	60.9
Other finance expenses	(273)	(22)	(36)	(295)	(123)	1140.9	658.3	139.8
Foreign exchange gains (losses) and indexation charges	1,473	(1,232)	(14,120)	241	(8,528)	−	−	−
Foreign exchange gains (losses)	7,402	4,170	(8,184)	11,572	4,351	77.5	−	166.0
Reclassification of hedge accounting to the Statement of Income	(5,337)	(5,992)	(5,442)	(11,329)	(12,663)	(10.9)	(1.9)	(10.5)
Monetary restatement of anticipated dividends and dividends payable	(1,987)	(164)	(1,335)	(2,151)	(1,336)	1111.6	48.8	61.0
Recoverable taxes inflation indexation income	150	335	119	485	227	(55.2)	26.1	113.7
Other foreign exchange gains (losses) and indexation charges, net	1,245	419	722	1,664	893	197.1	72.4	86.3
Total	(269)	(3,200)	(15,757)	(3,469)	(12,774)	(91.6)	(98.3)	(72.8)

In 2Q23, the financial result was negative by R$ 0.3 billion, compared to a negative result of R$ 3.2 billion in 1Q23. The improvement in the result can be explained mainly by higher gains from the FX variation of the BRL against the USD (+R$ 3.2 billion), which appreciated 5.1% in 2Q23 (from R$ 5.08/US$ on 03/31/2023 to R$ 4.82/US$ on 06/30/2023) versus an appreciation of 2.6% in 1Q23 (from R$5.22/US$ on 12/31/2022 to R$ 5.08/US$ on 03/31/2023). This effect was partially offset, basically, by the monetary restatement by the Selic rate of the complementary dividends for the year 2022 (-R$ 1.8 billion).

Net profit (loss) attributable to Petrobras shareholders

In 2Q23, net income was R$ 28.8 billion, compared to R$ 38,2 billion in 1Q23. This result is mainly explained by the depreciation of Brent, declines in international diesel crack spreads above 40% and higher operating expenses, especially impairment charges (-R$ 1,9 billion) and tax expenses (-R$ 0.6 billion). These effects were partially offset by higher capital gains from the sale of assets (+R$ 0.8 billion), lower financial expenses (+R$ 2.9 billion), as a result of foreign exchange gains due to the appreciation of the BRL against the USD, and lower income tax expenses (+R$ 5.9 billion), due to lower income before taxes and tax credits in 2Q23 resulting from the anticipation of the distribution of dividends for the 2023 financial year in the form of interest on equity.

7

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

Excluding non-recurring items, net income would have remained stable at R$ 28.8 billion. Among the items that comprise the positive impact the highlights were the gains from the sale of the Potiguar and Norte Capixaba clusters (+R$ 3.4 billion), mainly offset by impairment expenses (-R$ 1.9 billion), legal contingencies (-R$ 0.5 billion) and the tax on oil exports (-R$ 1.0 billion), which was in force for 4 months from March 2023.

Adjusted EBITDA had a negative impact of R$ 1.5 billion, influenced by legal contingencies (-R$ 0.5 billion) and the tax on oil exports (-R$ 1.0 billion). Excluding the effects of non-recurring items, Adjusted EBITDA would have reached R$ 58,2 billion in 2Q23.

8

Special items

Table 8 – Special items

						Variation (%)
R$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 X 1Q23	2Q23 X 2Q22	1H23 X 1H22
Net income	28,936	38,307	54,484	67,243	99,267	(24.5)	(46.9)	(32.3)
Non-recurring items	(10)	167	14,318	156	16,180	−	−	(99.0)
Non-recurring items that do not affect Adjusted EBITDA	1,471	2,715	15,395	4,186	17,761	(45.8)	(90.4)	(76.4)
Impairment of assets and investments	(1,946)	(8)	(860)	(1,954)	(900)	24225.0	126.3	117.1
Gains and losses on disposal / write-offs of assets	3,416	2,577	1,828	5,993	4,300	32.6	86.9	39.4
Results from co-participation agreements in bid areas	(1)	144	14,243	143	14,243	−	−	(99.0)
Discount and premium on repurchase of debt securities	2	2	184	4	118	−	(98.9)	(96.6)
Other non-recurring items	(1,481)	(2,548)	(1,077)	(4,030)	(1,581)	(41.9)	37.5	154.9
Voluntary Separation Plan	10	17	(9)	27	(29)	(41.2)	−	−
Amounts recovered from Lava Jato investigation	20	463	−	483	60	(95.7)	−	705.0
Gains / (losses) on decommissioning of returned/abandoned areas	(58)	(3)	(15)	(61)	(140)	1833.3	286.7	(56.4)
Gains (losses) related to legal proceedings	(462)	(751)	(866)	(1,213)	(1,423)	(38.5)	(46.7)	(14.8)
Equalization of expenses - Production Individualization Agreements	(29)	(91)	(187)	(120)	(49)	(68.1)	(84.5)	144.9
Compensation for the termination of a vessel charter agreement	−	(1,654)	−	(1,654)	−	−	−	−
Export tax on crude oil	(962)	(529)	−	(1,492)	−	81.9	−	−
Net effect of non-recurring items on IR / CSLL	4	(54)	(4,873)	(50)	(5,521)	−	−	(99.1)
Recurring net income	28,943	38,194	45,039	67,137	88,608	(24.2)	(35.7)	(24.2)
Shareholders of Petrobras	28,789	38,043	44,885	66,832	88,232	(24.3)	(35.9)	(24.3)
Non-controlling interests	154	151	154	305	376	2.0	−	(18.9)
Adjusted EBITDA	56,690	72,497	98,260	129,187	175,970	(21.8)	(42.3)	(26.6)
Non-recurring items	(1,481)	(2,548)	(1,077)	(4,030)	(1,581)	(41.9)	37.5	154.9
Recurring Adjusted EBITDA	58,171	75,045	99,337	133,217	177,551	(22.5)	(41.4)	(25.0)

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

9

Capex

Table 9 - Capex

						Variation (%)
US$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 X 1Q23	2Q23 X 2Q22	1H23 X 1H22
Exploration and Production	2,599	2,040	1,674	4,639	3,049	27.3	55.2	52.2
Refining, Transportation and Marketing	365	342	274	707	526	6.7	33.2	34.4
Gas and Power	43	33	92	76	186	30.3	(53.4)	(59.2)
Others	93	67	141	160	189	39.3	(33.8)	(15.0)
Subtotal	3,100	2,482	2,181	5,582	3,949	24.9	42.1	41.3
Signature bonus	141	−	892	141	892	−	−	−
Total	3,241	2,482	3,073	5,723	4,841	30.5	5.5	18.2

In 2Q23, capex totaled US$ 3.2 billion, 31% above 1Q23, mainly due to the large pre-salt projects and the impact of the signature bonus related to the Southwest Sagittarius, Água Marinha and North Brava fields.

In the Exploration and & Production segment, capex totaled US$ 2.6 billion, 27% above 1Q23, due to the development of large projects, especially the progress in the construction and integration of FPSOs in Búzios, in addition to higher exploratory expenses in the pre-salt. Investments in 2Q23 were mainly focused on: (i) the development of production in the Santos Basin pre-salt (US$ 1.4 billion); (ii) deepwater production development (US$0.4 billion); (iii) exploratory investments (US$ 0.2 billion).

In the Refining, Transport and Commercialization segment, capex totaled US$ 0.37 billion, with a focus on the progress in the works of the SNOx (emission abatement unit) of RNEST and higher number of dockages for TRANSPETRO ships. In the Gas and Power segment, capex totaled US$ 0.04 billion in 2Q23, with emphasis on investments in the Route 3 Natural Gas processing unit.

Additionally, it is worth highlighting the entry into operation of the leased FPSOs units Anna Nery (Marlim 2) and Almirante Barroso (Búzios 5), whose lease amounts totaled US$ 5.2 billion. Just like owned units, leased FPSOs are recognized in the Company's assets and constitute an investment effort to expand production capacity with new units, but are not considered under Capex figures.

10

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment US$ bn	Petrobras Total Investment US$ bn1	Petrobras Stake	Status
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.23	1.8	100%	Project in phase of execution. Production system arrived at the Marlim field. 1 well drilled and completed. [2]
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.37	0.8	38.6%	Project in phase of execution. Production system in transit to Brazil. 13 wells drilled and 12 completed.
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.17	0.8	38.6%	Project in phase of execution with production system under construction. 8 wells drilled and 2 completed.
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2025	100,000	0.44	1.7	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed.[2]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	0.25	2.0	88.99%	Project in phase of execution with production system under construction. 4 wells drilled and 1 completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	0.81	4.2	88.99%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed.
Búzios 8 P-79 (Owned unit)	2025	180,000	0.71	4.3	88.99%	Project in phase of execution with production system under construction. 5 wells drilled and 1 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.05	0.8	38.6%	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed.
Búzios 9 P-80 (Owned unit)	2026	225,000	0.29	4.9	88.99%	Project in phase of execution with production system under construction. 2 wells drilled and 2 completed.
Búzios 10 P-82 (Owned unit)	2027	225,000	0.20	5.5	88.99%	Project in phase of execution with production system under construction 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	0.18	4.8	88.99%	Project in phase of execution with production system under construction. 2 wells drilled.
BM-C-33 Non-operated project	2028	126,000	0.12	2,3 [3]	30%	Project in phase of execution. Production system supply contract signed in May 2023.

[1] Total investment with the Strategic Plan 2023-27 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[2] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

[3] It is included investment in the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

11

Liquidity and capital resources[1]

Table 11 - Liquidity and capital resources

R$ million	2Q23	1Q23	2Q22	1H23	1H22
Adjusted cash and cash equivalents at the beginning of period	80,068	64,092	87,568	64,092	62,040
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period*	(27,791)	(22,369)	(5,967)	(22,369)	(3,630)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	−	−	40	−	72
Cash and cash equivalents at the beginning of period	52,277	41,723	81,641	41,723	58,482
Net cash provided by operating activities	47,751	53,759	71,804	101,510	124,628
Net cash (used in) provided by investing activities	(4,003)	(5,738)	16,727	(9,741)	11,744
Acquisition of PP&E and intangible assets	(14,389)	(12,592)	(8,383)	(26,981)	(20,721)
Acquisition of equity interests	(47)	(41)	(49)	(88)	(98)
Proceeds from disposal of assets - Divestment	7,875	9,646	7,800	17,521	17,055
Financial compensation from co-participation agreements	−	2,032	24,512	2,032	24,831
Dividends received	289	55	938	344	1,213
Investment in marketable securities	2,269	(4,838)	(8,091)	(2,569)	(10,536)
(=) Net cash provided by operating and investing activities	43,748	48,021	88,531	91,769	136,372
Net cash used in financing activities	(43,504)	(36,261)	(89,705)	(79,765)	(106,160)
Net financings	(5,759)	(6,595)	(20,212)	(12,354)	(30,135)
Proceeds from finance debt	52	263	863	315	1,645
Repayments	(5,811)	(6,858)	(21,075)	(12,669)	(31,780)
Repayment of lease liability	(7,277)	(7,223)	(6,697)	(14,500)	(13,613)
Dividends paid to shareholders of Petrobras	(30,595)	(21,803)	(62,027)	(52,398)	(62,029)
Dividends paid to non-controlling interests	(1)	(248)	(264)	(249)	(290)
Changes in non-controlling interest	128	(392)	(505)	(264)	(93)
Effect of exchange rate changes on cash and cash equivalents	(2,639)	(1,206)	4,881	(3,845)	(3,346)
Cash and cash equivalents at the end of period	49,882	52,277	85,348	49,882	85,348
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period*	26,233	27,791	14,957	26,233	14,957
Cash and cash equivalents in companies classified as held for sale at the end of the period	−	−	(37)	−	(37)
Adjusted cash and cash equivalents at the end of period	76,115	80,068	100,268	76,115	100,268
Reconciliation of Free Cash Flow
Net cash provided by operating activities	47,751	53,759	71,804	101,510	124,628
Acquisition of PP&E and intangible assets	(14,389)	(12,592)	(8,383)	(26,981)	(20,721)
Acquisition of equity interests	(47)	(41)	(49)	(88)	(98)
Free cash flow**	33,315	41,126	63,372	74,441	103,809

As of June 30, 2023, cash and cash equivalents totaled R$ 49.9 billion and adjusted cash and cash equivalents totaled R$ 76.1 billion.

In 2Q23, cash generated from operating activities reached R$ 47.8 billion and positive free cash flow totaled R$ 33.3 billion. This level of cash generation, along with the inflow of funds from the divestments of R$ 7.9 billion, especially the conclusion of the sales of the Potiguar (R$ 5.4 billion) and the Norte Capixaba (R$ 2.2 billion) clusters were used to: (a) pay remuneration to shareholders (R$ 30.6 billion), (b) make investments (R$ 14.4 billion), (c) amortize lease liabilities (R$ 7.3 billion), and (d) amortize principal and interest due in the period (R$ 5.8 billion).

* Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. For comparative purposes, figures prior to 2Q23 have been adjusted in accordance with the new Policy.

12

Debt indicators

As of 06/30/2023, gross debt reached US$ 58.0 billion, an increase of 8.7% compared to 03/31/2023, mainly due to the increase in leases in the period with the entry into operation of the leased FPSOs Anna Nery and Almirante Barroso, which added US$ 5.2 billion to the company's lease liabilities. On the other hand, financial debt fell by US$ 608 million, compared to 03/31/2023, reaching US$ 29.2 billion on 06/30/2023.

Average maturity increased from 12 to 12.1 years and average cost varied from 6.5% p.a. to 6.6% p.a. over the same period.

The gross debt/EBITDA ratio reached 1.02x on 06/30/2023, compared to 0.82x on 03/31/2023.

On 06/30/2023, net debt reached US$ 42.2 billion, an increase of 12.2% compared to 03/31/2023, mainly due to the increase in leases in the period.

Table 12 – Debt indicators

US$ million	06.30.2023	03.31.2023	Δ %	06.30.2022
Financial Debt	29,228	29,836	(2.0)	31,051
Capital Markets	17,363	17,011	2.1	18,261
Banking Market	8,775	9,741	(9.9)	9,158
Development banks	735	720	2.1	770
Export Credit Agencies	2,190	2,201	(0.5)	2,688
Others	165	163	1.2	174
Finance leases	28,743	23,513	22.2	22,526
Gross debt	57,971	53,349	8.7	53,577
Adjusted cash and cash equivalents	15,794	15,761	0.2	19,142
Net debt	42,177	37,588	12.2	34,435
Net Debt/(Net Debt + Market Cap) - Leverage	33%	37%	(10.8)	32%
Average interest rate (% p.a.)	6.6	6.5	1.5	6.3
Weighted average maturity of outstanding debt (years)	12.12	12.02	0.8	13.04
Net debt/LTM Adjusted EBITDA ratio	0.74	0.58	27.6	0.60
Gross debt/LTM Adjusted EBITDA ratio	1.02	0.82	25.0	0.93
R$ million
Financial Debt	140,856	151,575	(7.1)	162,644
Finance Lease	138,519	119,456	16.0	117,993
Adjusted cash and cash equivalents	76,115	80,068	(4.9)	100,268
Net Debt	203,260	190,963	6.4	180,369

13

Results by segment

Exploration and Production

Table 13 – E&P results

						Variation (%) (*)
R$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 X 1Q23	2Q23 X 2Q22	1H23 X 1H22
Sales revenues	72,922	81,722	108,041	154,644	210,608	(10.8)	(32.5)	(26.6)
Gross profit	42,646	48,579	67,813	91,225	130,268	(12.2)	(37.1)	(30.0)
Operating expenses	(2,707)	(638)	12,537	(3,345)	12,274	324.3	−	−
Operating income	39,939	47,941	80,350	87,880	142,542	(16.7)	(50.3)	(38.3)
Net income (loss) attributable to the shareholders of Petrobras	26,456	31,742	53,319	58,198	94,628	(16.7)	(50.4)	(38.5)
Adjusted EBITDA of the segment	48,950	56,592	78,520	105,542	151,484	(13.5)	(37.7)	(30.3)
EBITDA margin of the segment (%)	67	69	73	68	72	(2)	(6)	(4)
ROCE (Return on Capital Employed) (%)	15.5	18.5	17.4	15.5	17.4	(3.0)	(1.9)	(1.9)
Average Brent crude (US$/bbl)	78.39	81.27	113.78	79.83	107.59	(3.5)	(31.1)	(25.8)
Lifting cost - Brazil (US$/boe)
excluding production taxes and leases	5.96	5.51	5.22	5.73	5.60	8.2	14.0	2.4
excluding production taxes	7.92	7.27	6.97	7.59	7.32	9.0	13.6	3.7
Onshore and shallow waters
with leases	15.71	14.70	16.44	15.21	16.82	6.9	(4.5)	(9.6)
excluding leases	15.71	14.70	16.44	15.21	16.82	6.9	(4.5)	(9.6)
Deep and ultra-deep post-salt
with leases	16.85	12.94	11.28	14.80	12.83	30.2	49.3	15.4
excluding leases	14.56	11.45	9.57	12.93	11.27	27.2	52.1	14.8
Pre-salt
with leases	5.71	5.61	5.13	5.66	5.16	1.7	11.3	9.7
excluding leases	3.72	3.71	3.25	3.72	3.28	0.4	14.5	13.3
including production taxes and excluding leases	19.29	19.19	24.36	19.24	25.14	0.5	(20.8)	(23.5)
including production taxes and leases	21.25	20.95	26.11	21.10	26.86	1.4	(18.6)	(21.4)
Production taxes - Brazil	13,346	14,461	19,848	27,807	41,013	(7.7)	(32.8)	(32.2)
Royalties	7,691	8,362	11,062	16,053	22,213	(8.0)	(30.5)	(27.7)
Special participation	5,597	6,037	8,725	11,634	18,678	(7.3)	(35.9)	(37.7)
Retention of areas	58	62	61	120	122	(6.5)	(4.9)	(1.6)
(*) EBITDA margin and ROCE variations in percentage points

In 2Q23, E&P gross profit was R$ 42.6 billion, a reduction of 12% when compared to 1Q23. This reduction was mainly due to lower Brent prices and lower production in the period.

Operating income in 2Q23 was 17% lower than 1Q23, as a reflection of lower gross profit and higher tax expenses related to oil export operations.

Lifting costs in 2Q23, excluding production taxes and leases, was US$ 5.96/boe, an 8% increase when compared to 1Q23, due to higher integrity expenses, mainly subsea inspections and well interventions, and the appreciation of the Brazilian real against the US dollar.

Lifting costs in the pre-salt remained stable compared to 1Q23. The effect of the exchange rate appreciation was offset by the reduction in costs, mainly due to the reduction in well interventions and the increase in production in Búzios, due to the FPSO Almirante Barroso start-up, and Itapu, due to the ramp-up of P-71.

In the post-salt, the increase in lifting costs is explained by the higher volume of intervention activities in wells in the Campos Basin and by subsea inspection and maintenance activities. The lower production and the effect of Brazilian real appreciation also contributed to this result.

14

In onshore and shallow water assets, there was a 7% increase in lifting costs, also due to the effect of the exchange rate appreciation in 2Q23 and the resumption of production in onshore fields in Bahia.

The decrease with government take in dollars is explained by the lower Brent prices in 2Q23.

15

Refining, Transportation and Marketing

Table 14 - RTM results

						Variation (%) (*)
R$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 X 1Q23	2Q23 X 2Q22	1H23 X 1H22
Sales revenues	104,328	129,052	157,429	233,380	285,905	(19.2)	(33.7)	(18.4)
Gross profit (loss)	8,619	15,449	25,532	24,068	41,843	(44.2)	(66.2)	(42.5)
Operating expenses	(5,682)	(6,141)	(5,100)	(11,823)	(8,284)	(7.5)	11.4	42.7
Operating Income	2,937	9,308	20,432	12,245	33,559	(68.4)	(85.6)	(63.5)
Net income (loss) attributable to the shareholders of Petrobras	1,599	6,209	13,011	7,808	23,090	(74.2)	(87.7)	(66.2)
Adjusted EBITDA of the segment	7,940	12,351	23,371	20,291	39,190	(35.7)	(66.0)	(48.2)
EBITDA margin of the segment (%)	8	10	15	9	14	(2)	(7)	(5)
ROCE (Return on Capital Employed) (%)	7.7	11.7	10.5	7.7	10.5	(4.0)	(2.8)	(2.8)
Refining cost (US$/barrel) - Brazil	2.24	2.12	1.84	2.18	1.81	5.7	21.7	20.4
Refining cost (R$/barrel) - Brazil	11.04	11.06	9.19	11.05	9.18	(0.2)	20.1	20.4
Domestic basic oil by-products price (R$/bbl)	475.28	568.99	665.50	521.47	605.42	(16.5)	(28.6)	(13.9)
(*) EBITDA margin and ROCE variations in percentage points

In 2Q23, the international diesel crack spreads dropped more than 40% leading to a gross profit of R$ 8.6 billion, R$ 6.8 billion lower than 1Q23. The inventory turnover was less pronounced in 2Q23 due to the lower changes in Brent prices, - R$ 2.2 billion vs. - R$ 5.9 billion in 1Q23. Excluding this effect, gross profit would have been R$ 10.9 billion in 2Q23 and R$ 21.4 billion in 1Q23.

The aforementioned lower margins in 2Q23, mainly those of diesel and jet fuel, were partially offset by higher domestic volumes of sales of gasoline, because of its greater competitiveness relative to ethanol, of diesel, due to the typical seasonality and by higher export volumes of fuel oil.

In 2Q23, operating income was lower, reflecting the lower gross profit.

In 2Q23, the refining cost per barrel in BRL was 0.2% lower than 1Q23. The higher expenses with materials and maintenance services and with catalysts, an input mainly used in the conversion units to produce gasoline, were offset by the higher feedstock in the period.

16

Gas and Power

Table 15 – G&P results

						Variation (%) (*)
R$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 X 1Q23	2Q23 X 2Q22	1H23 X 1H22
Sales revenues	13,701	14,823	18,390	28,524	36,045	(7.6)	(25.5)	(20.9)
Gross profit	5,650	7,202	6,713	12,852	9,096	(21.5)	(15.8)	41.3
Operating expenses	(3,795)	(4,051)	(3,964)	(7,846)	(8,550)	(6.3)	(4.3)	(8.2)
Operating income	1,855	3,151	2,749	5,006	546	(41.1)	(32.5)	816.8
Net income (loss) attributable to the shareholders of Petrobras	1,212	2,010	1,825	3,222	384	(39.7)	(33.6)	739.1
Adjusted EBITDA of the segment	2,467	3,833	3,263	6,300	1,623	(35.6)	(24.4)	288.2
EBITDA margin of the segment (%)	18	26	18	22	5	(8)	−	17
ROCE (Return on Capital Employed) (%)	10.0	10.7	(3.9)	10.0	(3.9)	(0.7)	13.9	13.9
Natural gas sales price - Brazil (US$/bbl)	70.96	73.27	71.16	72.13	63.00	(3.2)	(0.3)	14.5
Natural gas sales price - Brazil (US$/MMBtu)	11.96	12.35	12.00	12.16	10.62	(3.2)	(0.3)	14.5
Fixed revenues from power auctions	430	424	514	854	1,014	1.4	(16.3)	(15.8)
Average price for power generation (R$/MWh)	55.69	33.96	90.75	44.78	245.14	64.0	(38.6)	(81.7)
(*) EBITDA margin and ROCE variations in percentage points

In 2Q23, gross profit was R$ 5.7 billion, a 21.5% decrease when compared to 1Q23, while operating income was R$ 1.9 billion, 41.1% lower than 1Q23. This result was due to the reduction in Bolivian gas purchases, as per the contractual curve agreed, partially offset by the regasification of LNG in the period, besides lower sales revenues due to Brent depreciation impact on gas prices. The higher use of LNG, of approximately 3MM m³/d in 2Q23, had a negative impact on the segment's result, given its higher acquisition cost.

17

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution 156 of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 16 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
R$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 X 1Q23	2Q23 X 2Q22	1H23 X 1H22
Net income	28,936	38,307	54,484	67,243	99,267	(24.5)	(46.9)	(32.3)
Net finance (expense) income	269	3,200	15,757	3,469	12,774	(91.6)	(98.3)	(72.8)
Income taxes	12,766	18,690	26,193	31,456	49,791	(31.7)	(51.3)	(36.8)
Depreciation, depletion and amortization	16,082	15,186	16,996	31,268	33,600	5.9	(5.4)	(6.9)
EBITDA	58,053	75,383	113,430	133,436	195,432	(23.0)	(48.8)	(31.7)
Results in equity-accounted investments	106	(181)	54	(75)	(1,762)	−	96.3	(95.7)
Impairment of assets (reversals)	1,946	16	847	1,962	843	12062.5	129.8	132.7
Results from co-participation agreements in bid areas	1	(144)	(14,243)	(143)	(14,243)	−	−	(99.0)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(3,416)	(2,577)	(1,828)	(5,993)	(4,300)	32.6	86.9	39.4
Adjusted EBITDA	56,690	72,497	98,260	129,187	175,970	(21.8)	(42.3)	(26.6)
Adjusted EBITDA margin (%)	50	52	57	51	56	(2.0)	(7.5)	(5.0)
(*) EBITDA Margin variations in percentage points

18

Financial statements

Table 17 - Income statement - Consolidated

R$ million	2Q23	1Q23	2Q22	1H23	1H22
Sales revenues	113,840	139,068	170,960	252,908	312,601
Cost of sales	(56,159)	(65,757)	(75,099)	(121,916)	(141,974)
Gross profit	57,681	73,311	95,861	130,992	170,627
Selling expenses	(5,947)	(6,344)	(6,136)	(12,291)	(12,295)
General and administrative expenses	(1,921)	(1,855)	(1,589)	(3,776)	(3,148)
Exploration costs	(945)	(817)	(196)	(1,762)	(604)
Research and development expenses	(850)	(800)	(1,080)	(1,650)	(2,161)
Other taxes	(1,632)	(1,039)	(455)	(2,671)	(766)
Impairment (losses) reversals	(1,946)	(16)	(847)	(1,962)	(843)
Other income and expenses, net	(2,363)	(2,424)	10,930	(4,787)	9,260
	(15,604)	(13,295)	627	(28,899)	(10,557)
Operating income	42,077	60,016	96,488	102,093	160,070
Finance income	2,553	2,419	3,054	4,972	4,414
Finance expenses	(4,295)	(4,387)	(4,691)	(8,682)	(8,660)
Foreign exchange gains (losses) and inflation indexation charges	1,473	(1,232)	(14,120)	241	(8,528)
Net finance income (expense)	(269)	(3,200)	(15,757)	(3,469)	(12,774)
Results of equity-accounted investments	(106)	181	(54)	75	1,762
Income before income taxes	41,702	56,997	80,677	98,699	149,058
Income taxes	(12,766)	(18,690)	(26,193)	(31,456)	(49,791)
Net Income	28,936	38,307	54,484	67,243	99,267
Net income attributable to:
Shareholders of Petrobras	28,782	38,156	54,330	66,938	98,891
Non-controlling interests	154	151	154	305	376

19

Table 18 - Statement of financial position – Consolidated

ASSETS - R$ million	06.30.2023	12.31.2022
Current assets	136,816	163,052
Cash and cash equivalents	49,882	41,723
Marketable securities	11,103	14,470
Trade and other receivables, net	21,041	26,142
Inventories	39,241	45,804
Recoverable taxes	6,353	6,819
Assets classified as held for sale	1,937	18,823
Other current assets	7,259	9,271
Non-current assets	853,643	813,657
Long-term receivables	122,754	110,722
Trade and other receivables, net	9,651	12,729
Marketable securities	15,384	8,159
Judicial deposits	64,265	57,671
Deferred taxes	3,233	4,342
Other tax assets	20,577	19,715
Other non-current assets	9,644	8,106
Investments	7,921	8,172
Property, plant and equipment	706,647	679,182
Intangible assets	16,321	15,581
Total assets	990,459	976,709

LIABILITIES - R$ million	06.30.2023	12.31.2022
Current liabilities	151,599	163,731
Trade payables	26,168	28,507
Finance debt	19,897	18,656
Lease liability	29,921	28,994
Taxes payable	18,535	30,951
Dividends payable	30,822	21,762
Short-term employee benefits	10,594	11,555
Liabilities related to assets classified as held for sale	2,045	7,646
Other current liabilities	13,617	15,660
Non-current liabilities	466,579	448,593
Finance debt	120,959	137,630
Lease liability	108,598	95,423
Income taxes payable	1,518	1,578
Deferred taxes	53,491	35,220
Employee benefits	57,716	55,701
Provision for legal and administrative proceedings	17,006	15,703
Provision for decommissioning costs	96,878	97,048
Other non-current liabilities	10,413	10,290
Shareholders' equity	372,281	364,385
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	165,251	157,162
Non-controlling interests	1,598	1,791
Total liabilities and shareholders´ equity	990,459	976,709

20

Table 19 - Statement of cash flow – Consolidated

R$ million	2Q23	1Q23	2Q22	1H23	1H22
Cash flows from operating activities
Net income for the period	28,936	38,307	54,484	67,243	99,267
Adjustments for:
Pension and medical benefits - actuarial losses	1,924	1,924	1,605	3,848	3,210
Results of equity-accounted investments	106	(181)	54	(75)	(1,762)
Depreciation, depletion and amortization	16,082	15,186	16,996	31,268	33,600
Impairment of assets (reversals)	1,946	16	847	1,962	843
Inventory (write-back) to net realizable value	66	(44)	49	22	15
Allowance for credit loss on trade and other receivables	49	125	90	174	195
Exploratory expenditure write-offs	32	165	341	197	455
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(3,416)	(2,577)	(1,828)	(5,993)	(4,300)
Foreign exchange, indexation and finance charges	1,106	3,377	16,618	4,483	14,178
Income taxes	12,766	18,690	26,193	31,456	49,791
Revision and unwinding of discount on the provision for decommissioning costs	1,143	1,102	691	2,245	1,497
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	(18)	−	(18)
Results from co-participation agreements in bid areas	1	(144)	(14,243)	(143)	(14,243)
Early termination and cash outflows revision of lease agreements	(445)	(868)	(882)	(1,313)	(2,022)
Losses with legal, administrative and arbitration proceedings, net	1,361	1,319	1,485	2,680	2,792
Decrease (Increase) in assets
Trade and other receivables	3,794	2,146	(2,876)	5,940	247
Inventories	502	5,127	(489)	5,629	(10,252)
Judicial deposits	(1,888)	(2,093)	(2,248)	(3,981)	(4,368)
Other assets	801	570	(3,214)	1,371	(2,965)
Increase (Decrease) in liabilities
Trade payables	926	(2,467)	175	(1,541)	(1,092)
Other taxes payable	(3,729)	(1,129)	(5,628)	(4,858)	(5,070)
Pension and medical benefits	(1,348)	(925)	(1,044)	(2,273)	(8,721)
Provisions for legal proceedings	(667)	(444)	(610)	(1,111)	(880)
Other employee benefits	(1,273)	181	(1,006)	(1,092)	(1,775)
Provision for decommissioning costs	(859)	(855)	(722)	(1,714)	(1,424)
Other liabilities	(123)	(514)	4,506	(637)	2,879
Income taxes paid	(10,042)	(22,235)	(17,522)	(32,277)	(25,449)
Net cash provided by operating activities	47,751	53,759	71,804	101,510	124,628
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(14,389)	(12,592)	(8,383)	(26,981)	(20,721)
Acquisition of equity interests	(47)	(41)	(49)	(88)	(98)
Proceeds from disposal of assets - Divestment	7,875	9,646	7,800	17,521	17,055
Financial compensation from co-participation agreements	−	2,032	24,512	2,032	24,831
Investment in marketable securities	2,269	(4,838)	(8,091)	(2,569)	(10,536)
Dividends received	289	55	938	344	1,213
Net cash (used in) provided by investing activities	(4,003)	(5,738)	16,727	(9,741)	11,744
Cash flows from financing activities
Changes in non-controlling interest	128	(392)	(505)	(264)	(93)
Financing and loans, net:
Proceeds from finance debt	52	263	863	315	1,645
Repayment of principal - finance debt	(3,660)	(3,894)	(19,357)	(7,554)	(27,040)
Repayment of interest - finance debt	(2,151)	(2,964)	(1,718)	(5,115)	(4,740)
Repayment of lease liability	(7,277)	(7,223)	(6,697)	(14,500)	(13,613)
Dividends paid to Shareholders of Petrobras	(30,595)	(21,803)	(62,027)	(52,398)	(62,029)
Dividends paid to non-controlling interests	(1)	(248)	(264)	(249)	(290)
Net cash used in financing activities	(43,504)	(36,261)	(89,705)	(79,765)	(106,160)
Effect of exchange rate changes on cash and cash equivalents	(2,639)	(1,206)	4,881	(3,845)	(3,346)
Net change in cash and cash equivalents	(2,395)	10,554	3,707	8,159	26,866
Cash and cash equivalents at the beginning of the period	52,277	41,723	81,641	41,723	58,482
Cash and cash equivalents at the end of the period	49,882	52,277	85,348	49,882	85,348

21

Financial information by business areas

Table 20 - Consolidated income by segment – 1H23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	154,644	233,380	28,524	818	(164,458)	252,908
Intersegments	152,037	4,285	8,119	17	(164,458)	−
Third parties	2,607	229,095	20,405	801	−	252,908
Cost of sales	(63,419)	(209,312)	(15,672)	(829)	167,316	(121,916)
Gross profit	91,225	24,068	12,852	(11)	2,858	130,992
Expenses	(3,345)	(11,823)	(7,846)	(5,841)	(44)	(28,899)
Selling expenses	(55)	(5,300)	(6,778)	(114)	(44)	(12,291)
General and administrative expenses	(172)	(822)	(164)	(2,618)	−	(3,776)
Exploration costs	(1,762)	−	−	−	−	(1,762)
Research and development expenses	(1,270)	(69)	(10)	(301)	−	(1,650)
Other taxes	(1,724)	(76)	(90)	(781)	−	(2,671)
Impairment (losses) reversals	(78)	(2,029)	−	145	−	(1,962)
Other income and expenses, net	1,716	(3,527)	(804)	(2,172)	−	(4,787)
Operating income (loss)	87,880	12,245	5,006	(5,852)	2,814	102,093
Net finance income (expense)	−	−	−	(3,469)	−	(3,469)
Results of equity-accounted investments	186	(274)	106	57	−	75
Income (loss) before income taxes	88,066	11,971	5,112	(9,264)	2,814	98,699
Income taxes	(29,879)	(4,163)	(1,702)	5,245	(957)	(31,456)
Net income (loss)	58,187	7,808	3,410	(4,019)	1,857	67,243
Net income (loss) attributable to:
Shareholders of Petrobras	58,198	7,808	3,222	(4,147)	1,857	66,938
Non-controlling interests	(11)	−	188	128	−	305

Table 21 - Consolidated income by segment – 1H22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	210,608	285,905	36,045	1,401	(221,358)	312,601
Intersegments	207,178	4,707	9,461	12	(221,358)	−
Third parties	3,430	281,198	26,584	1,389	−	312,601
Cost of sales	(80,340)	(244,062)	(26,949)	(1,378)	210,755	(141,974)
Gross profit	130,268	41,843	9,096	23	(10,603)	170,627
Expenses	12,274	(8,284)	(8,550)	(5,956)	(41)	(10,557)
Selling expenses	(29)	(4,412)	(7,711)	(102)	(41)	(12,295)
General and administrative expenses	(129)	(660)	(169)	(2,190)	−	(3,148)
Exploration costs	(604)	−	−	−	−	(604)
Research and development expenses	(1,848)	(23)	(17)	(273)	−	(2,161)
Other taxes	(193)	(129)	(94)	(350)	−	(766)
Impairment (losses) reversals	(618)	(222)	3	(6)	−	(843)
Other income and expenses, net	15,695	(2,838)	(562)	(3,035)	−	9,260
Operating income (loss)	142,542	33,559	546	(5,933)	(10,644)	160,070
Net finance income (expense)	−	−	−	(12,774)	−	(12,774)
Results of equity-accounted investments	539	941	292	(10)	−	1,762
Income (loss) before income taxes	143,081	34,500	838	(18,717)	(10,644)	149,058
Income taxes	(48,464)	(11,410)	(185)	6,649	3,619	(49,791)
Net income (loss)	94,617	23,090	653	(12,068)	(7,025)	99,267
Net income (loss) attributable to:
Shareholders of Petrobras	94,628	23,090	384	(12,186)	(7,025)	98,891
Non-controlling interests	(11)	−	269	118	−	376

22

Table 22 - Quarterly consolidated income by segment – 2Q23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	72,922	104,328	13,701	430	(77,541)	113,840
Intersegments	71,770	1,823	3,938	10	(77,541)	−
Third parties	1,152	102,505	9,763	420	−	113,840
Cost of sales	(30,276)	(95,709)	(8,051)	(431)	78,308	(56,159)
Gross profit	42,646	8,619	5,650	(1)	767	57,681
Expenses	(2,707)	(5,682)	(3,795)	(3,399)	(21)	(15,604)
Selling expenses	(20)	(2,525)	(3,388)	7	(21)	(5,947)
General and administrative expenses	(86)	(417)	(85)	(1,333)	−	(1,921)
Exploration costs	(945)	−	−	−	−	(945)
Research and development expenses	(625)	(59)	(3)	(163)	−	(850)
Other taxes	(1,634)	482	(44)	(436)	−	(1,632)
Impairment (losses) reversals	(148)	(1,943)	−	145	−	(1,946)
Other income and expenses, net	751	(1,220)	(275)	(1,619)	−	(2,363)
Operating income (loss)	39,939	2,937	1,855	(3,400)	746	42,077
Net finance income (expense)	−	−	−	(269)	−	(269)
Results of equity-accounted investments	92	(340)	83	59	−	(106)
Income (loss) before income taxes	40,031	2,597	1,938	(3,610)	746	41,702
Income taxes	(13,579)	(998)	(631)	2,695	(253)	(12,766)
Net income (loss)	26,452	1,599	1,307	(915)	493	28,936
Net income (loss) attributable to:
Shareholders of Petrobras	26,456	1,599	1,212	(978)	493	28,782
Non-controlling interests	(4)	−	95	63	−	154

Table 23 - Quarterly consolidated income by segment – 1Q23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	81,722	129,052	14,823	388	(86,917)	139,068
Intersegments	80,267	2,462	4,181	7	(86,917)	−
Third parties	1,455	126,590	10,642	381	−	139,068
Cost of sales	(33,143)	(113,603)	(7,621)	(398)	89,008	(65,757)
Gross profit	48,579	15,449	7,202	(10)	2,091	73,311
Expenses	(638)	(6,141)	(4,051)	(2,442)	(23)	(13,295)
Selling expenses	(35)	(2,775)	(3,390)	(121)	(23)	(6,344)
General and administrative expenses	(86)	(405)	(79)	(1,285)	−	(1,855)
Exploration costs	(817)	−	−	−	−	(817)
Research and development expenses	(645)	(10)	(7)	(138)	−	(800)
Other taxes	(90)	(558)	(46)	(345)	−	(1,039)
Impairment (losses) reversals	70	(86)	−	−	−	(16)
Other income and expenses, net	965	(2,307)	(529)	(553)	−	(2,424)
Operating income (loss)	47,941	9,308	3,151	(2,452)	2,068	60,016
Net finance income (expense)	−	−	−	(3,200)	−	(3,200)
Results of equity-accounted investments	94	66	23	(2)	−	181
Income (loss) before income taxes	48,035	9,374	3,174	(5,654)	2,068	56,997
Income taxes	(16,300)	(3,165)	(1,071)	2,550	(704)	(18,690)
Net income (loss)	31,735	6,209	2,103	(3,104)	1,364	38,307
Net income (loss) attributable to:
Shareholders of Petrobras	31,742	6,209	2,010	(3,169)	1,364	38,156
Non-controlling interests	(7)	−	93	65	−	151

23

Table 24 - Other income and expenses by segment – 1H23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(5,320)	(54)	(113)	(78)	−	(5,565)
Pension and medical benefits - retirees	−	−	−	(2,925)	−	(2,925)
Gains (losses) with legal, administrative and arbitration proceedings	(835)	(1,633)	17	(229)	−	(2,680)
Performance award program	(548)	(320)	(69)	(437)	−	(1,374)
Profit sharing	(153)	(65)	(18)	(102)	−	(338)
Losses on decommissioning of returned/abandoned areas	(61)	−	−	−	−	(61)
Results from co-participation agreements in bid areas	143	−	−	−	−	143
Gains (losses) with Commodities Derivatives	−	363	(1)	1	−	363
Amounts recovered from Lava Jato investigation (*)	−	−	−	483	−	483
Government grants	63	−	−	833	−	896
Early termination and changes to cash flow estimates of leases	934	393	(2)	(12)	−	1,313
Reimbursements from E&P partnership operations	1,423	−	−	−	−	1,423
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	6,094	(146)	(6)	51	−	5,993
Others (**)	(24)	(2,065)	(612)	243	−	(2,458)
	1,716	(3,527)	(804)	(2,172)	−	(4,787)
(*) Through December 31, 2022, the amount recovered of R$ 6,719 was recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.

Table 25 - Other income and expenses by segment – 1H22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(4,288)	(56)	(52)	(76)	−	(4,472)
Pension and medical benefits - retirees	−	−	−	(2,487)	−	(2,487)
Gains (losses) with legal, administrative and arbitration proceedings	(684)	(1,236)	(295)	(577)	−	(2,792)
Performance award program	(516)	(260)	(66)	(414)	−	(1,256)
Profit sharing	(136)	(80)	(16)	(97)	−	(329)
Losses on decommissioning of returned/abandoned areas	(140)	−	−	−	−	(140)
Results from co-participation agreements in bid areas	14,243	−	−	−	−	14,243
Gains (losses) with Commodities Derivatives	−	(1,091)	−	−	−	(1,091)
Amounts recovered from Lava Jato investigation	−	−	−	60	−	60
Government grants	8	−	−	993	−	1,001
Early termination and changes to cash flow estimates of leases	1,889	151	16	(34)	−	2,022
Reimbursements from E&P partnership operations	776	−	−	−	−	776
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	4,075	244	(37)	18	−	4,300
Others	468	(510)	(112)	(421)	−	(575)
	15,695	(2,838)	(562)	(3,035)	−	9,260

24

Table 26 - Other income and expenses by segment – 2Q23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,842)	(27)	(59)	(43)	−	(2,971)
Pension and medical benefits - retirees	−	−	−	(1,465)	−	(1,465)
Gains (losses) with legal, administrative and arbitration proceedings	(533)	(532)	(19)	(277)	−	(1,361)
Performance award program	(260)	(159)	(33)	(197)	−	(649)
Profit sharing	(80)	(20)	(9)	(49)	−	(158)
Losses on decommissioning of returned/abandoned areas	(58)	−	−	−	−	(58)
Results from co-participation agreements in bid areas	(1)	−	−	−	−	(1)
Gains (losses) with Commodities Derivatives	−	(78)	35	(4)	−	(47)
Amounts recovered from Lava Jato investigation (*)	−	−	−	20	−	20
Government grants	56	−	−	302	−	358
Early termination and changes to cash flow estimates of leases	495	(27)	(7)	(16)	−	445
Reimbursements from E&P partnership operations	588	−	−	−	−	588
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	3,457	(88)	33	14	−	3,416
Others (**)	(71)	(289)	(216)	96	−	(480)
	751	(1,220)	(275)	(1,619)	−	(2,363)
(*) Through December 31, 2022, the amount recovered of R$ 6,719 was recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.

Table 27 - Other income and expenses by segment – 1Q23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,478)	(27)	(54)	(35)	−	(2,594)
Pension and medical benefits - retirees	−	−	−	(1,460)	−	(1,460)
Gains (losses) with legal, administrative and arbitration proceedings	(302)	(1,101)	36	48	−	(1,319)
Performance award program	(288)	(161)	(36)	(240)	−	(725)
Profit sharing	(73)	(45)	(9)	(53)	−	(180)
Losses on decommissioning of returned/abandoned areas	(3)	−	−	−	−	(3)
Results from co-participation agreements in bid areas	144	−	−	−	−	144
Gains (losses) with Commodities Derivatives	−	441	(36)	5	−	410
Amounts recovered from Lava Jato investigation (*)	−	−	−	463	−	463
Government grants	7	−	−	531	−	538
Early termination and changes to cash flow estimates of leases	439	420	5	4	−	868
Reimbursements from E&P partnership operations	835	−	−	−	−	835
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	2,637	(58)	(39)	37	−	2,577
Others (**)	47	(1,776)	(396)	147	−	(1,978)
	965	(2,307)	(529)	(553)	−	(2,424)
(*) Through December 31, 2022, the amount recovered of R$ 6,719 was recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.

25

Table 28 - Consolidated assets by segment – 06.30.2023

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	634,332	165,965	33,141	180,073	(23,052)	990,459

Current assets	12,249	52,094	2,210	93,315	(23,052)	136,816
Non-current assets	622,083	113,871	30,931	86,758	−	853,643
Long-term receivables	37,865	10,016	487	74,386	−	122,754
Investments	1,925	4,953	773	270	−	7,921
Property, plant and equipment	568,692	98,294	29,272	10,389	−	706,647
Operating assets	500,426	84,005	18,051	8,295	−	610,777
Assets under construction	68,266	14,289	11,221	2,094	−	95,870
Intangible assets	13,601	608	399	1,713	−	16,321

Table 29 - Consolidated assets by segment – 12.31.2022

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	606,994	179,652	39,574	177,953	(27,464)	976,709

Current assets	27,259	62,794	2,041	98,422	(27,464)	163,052
Non-current assets	579,735	116,858	37,533	79,531	−	813,657
Long-term receivables	33,140	9,450	492	67,640	−	110,722
Investments	1,976	5,098	905	193	−	8,172
Property, plant and equipment	531,550	101,728	35,747	10,157	−	679,182
Operating assets	480,481	87,925	25,085	8,267	−	601,758
Assets under construction	51,069	13,803	10,662	1,890	−	77,424
Intangible assets	13,069	582	389	1,541	−	15,581

26

Table 30 - Reconciliation of Adjusted EBITDA by segment – 1H23

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	58,187	7,808	3,410	(4,019)	1,857	67,243
Net finance income (expense)	−	−	−	3,469	−	3,469
Income taxes	29,879	4,163	1,702	(5,245)	957	31,456
Depreciation, depletion and amortization	23,821	5,871	1,288	288	−	31,268
EBITDA	111,887	17,842	6,400	(5,507)	2,814	133,436
Results in equity-accounted investments	(186)	274	(106)	(57)	−	(75)
Impairment of assets (reversals)	78	2,029	−	(145)	−	1,962
Results from co-participation agreements in bid areas	(143)	−	−	−	−	(143)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(6,094)	146	6	(51)	−	(5,993)
Adjusted EBITDA	105,542	20,291	6,300	(5,760)	2,814	129,187

Table 31 - Reconciliation of Adjusted EBITDA by segment – 1H22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	94,617	23,090	653	(12,068)	(7,025)	99,267
Net finance income (expense)	−	−	−	12,774	−	12,774
Income taxes	48,464	11,410	185	(6,649)	(3,619)	49,791
Depreciation, depletion and amortization	26,642	5,653	1,043	262	−	33,600
EBITDA	169,723	40,153	1,881	(5,681)	(10,644)	195,432
Results in equity-accounted investments	(539)	(941)	(292)	10	−	(1,762)
Impairment of assets (reversals)	618	222	(3)	6	−	843
Results from co-participation agreements in bid areas	(14,243)	−	−	−	−	(14,243)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(4,075)	(244)	37	(18)	−	(4,300)
Adjusted EBITDA	151,484	39,190	1,623	(5,683)	(10,644)	175,970

Table 32 - Reconciliation of Adjusted EBITDA by segment – 2Q23

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	26,452	1,599	1,307	(915)	493	28,936
Net finance income (expense)	−	−	−	269	−	269
Income taxes	13,579	998	631	(2,695)	253	12,766
Depreciation, depletion and amortization	12,319	2,972	645	146	−	16,082
EBITDA	52,350	5,569	2,583	(3,195)	746	58,053
Results in equity-accounted investments	(92)	340	(83)	(59)	−	106
Impairment of assets (reversals)	148	1,943	−	(145)	−	1,946
Results from co-participation agreements in bid areas	1	−	−	−	−	1
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(3,457)	88	(33)	(14)	−	(3,416)
Adjusted EBITDA	48,950	7,940	2,467	(3,413)	746	56,690

Table 33 - Reconciliation of Adjusted EBITDA by segment – 1Q23

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	31,735	6,209	2,103	(3,104)	1,364	38,307
Net finance income (expense)	−	−	−	3,200	−	3,200
Income taxes	16,300	3,165	1,071	(2,550)	704	18,690
Depreciation, depletion and amortization	11,502	2,899	643	142	−	15,186
EBITDA	59,537	12,273	3,817	(2,312)	2,068	75,383
Results in equity-accounted investments	(94)	(66)	(23)	2	−	(181)
Impairment of assets (reversals)	(70)	86	−	−	−	16
Results from co-participation agreements in bid areas	(144)	−	−	−	−	(144)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(2,637)	58	39	(37)	−	(2,577)
Adjusted EBITDA	56,592	12,351	3,833	(2,347)	2,068	72,497

27

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

CAPEX – Capital Expenditure – investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow – Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow), presented in the consolidated cash flow statement.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer